UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                October 4, 2004

                         Commission File Number 0-21392

                            AMARIN CORPORATION PLC
               (Translation of registrant's name into English)

                              7 Curzon Street
                              London W1J 5HG
                                 England
                   (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

               Form 20-F [X]       Form 40-F [   ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                  Yes [   ]       No [X]



Attachment:

Material Events

(a) Amarin Corporation announces purchase by Chairman of equity and debt interests in Amarin from Elan.



   This report on Form 6-K is hereby incorporated by reference in (a) the registration statement on Form F-3 (Registration No. 333-104748) of Amarin Corporation plc and in the prospectus contained therein, (b) the registration statement on Form F-3 (Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein and (c) the registration statement on Form F-3 (Regisstration No. 333-12642) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Amarin Corporation plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.



                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    AMARIN CORPORATION PLC

                                    By: /s/ RICHARD A.B. STEWART
                                    Name: Richard A.B. Stewart
                                    Title: Chief Executive Officer


Date: October 4, 2004



EXHIBIT INDEX




Index to Exhibits


Exhibit Item                      Sequentially Numbered Page

(a) Material event description                4





Contact:
Rick Stewart
Chief Executive Officer
Amarin Corporation plc
Phone: +44 (0) 207 907 2442
investor.relations@amarincorp.com

Alan Cooke
Chief Financial Officer
Amarin Corporation plc
Phone: +44 (0) 207 907 2442


       AMARIN CORPORATION ANNOUNCES PURCHASE BY CHAIRMAN OF
           EQUITY AND DEBT INTERESTS IN AMARIN FROM ELAN


LONDON, United Kingdom, October 1, 2004 - Amarin Corporation plc
(NASDAQSC: AMRN) today announced that Mr Thomas Lynch, its non-executive chairman, has signed an agreement to purchase the following securities in Amarin from Elan Corporation, plc and its subsidiaries:

- 4,653,819 Amarin American Depositary Shares representing an approximate 25.9% shareholding on an undiluted basis;
- Warrants to subscribe for 500,000 Amarin Ordinary Shares at an exercise price of US$1.90 per share; and
- US$5 million in principal amount of Amarin Secured 8% Loan Note, issued pursuant to a loan note instrument dated February 25, 2004.

The board of Amarin has reviewed and approved the transaction after consultation with its advisers.

Thomas Lynch has agreed to convert $3 million of the Loan Note into Amarin ordinary shares, with an option to convert the remaining $2 million at the offering price of any future equity financing. The conversion of $3 million of the Loan Note into equity will remove a significant amount of debt from Amarin's balance sheet. This includes a principal repayment of $1.5 million, which would otherwise fall due in January 2006, and it reduces the annual cash interest expense to Amarin in respect of the Loan Notes from US$400,000 to US$160,000.

Rick Stewart, Chief Executive Officer of Amarin commented, "The purchase of the Elan debt and equity has removed a significant uncertainty for Amarin in the market as Elan has publicly stated an intention to liquidate their portfolio of equity investments in biotech and specialty pharmaceutical companies. Additionally, we view the acquisition of this stake as a significant vote of confidence in the company by our chairman."

About Amarin Corporation
Amarin Corporation plc is a neuroscience company focused on the development and commercialisation of novel drugs for the treatment of central nervous system disorders. Miraxion is in phase III development for Huntington's disease and is in phase II development for treatment unresponsive depression.

For press releases and other corporate information, visit our website at http://www.amarincorp.com.

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from Any performance suggested herein. Such risks and uncertainties include, Without limitation, the uncertainty of entering into and consummating a definitive agreement on terms acceptable to the parties, the inherent uncertainty of pharmaceutical research, product development and commercialization, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation's Annual Report for 2003 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The company assumes no obligation to update information on its expectations.